EXHIBIT 12.1

AIRGATE PCS, INC.
Financial Reporting
Schedule of Earnings to Fixed Charges

		Nine Months				Nine Months
	Year Ended	Ended	Year Ended September 30,			Ended
	December 31,	September 30,				June 30,
	1998	1999	2000	2001	2002	2003

	(Dollars in thousands)
Income (loss) before income taxes, minority interest and extraordinary item	(5,193)	(15,599)	(81,323)	(110,990)	(1,025,378)	(76,942)
Fixed charges	1,467	9,708	28,570	32,699	64,653	48,869

Earnings (loss) available for combined fixed charges	(3,726)	(5,891)	(52,753)	(78,291)	(960,725)	(28,073)

Combined fixed charges:
Interest expense	1,392	651	1,885	3,890	5,272	9,215
Amortization of original issue discount on Subordinate Notes	—	8,707	23,043	23,799	50,670	35,747
Amortization of deferred financing costs	—	—	1,192	1,210	1,211	907
Estimated interest expense within rental expense (1)	75	350	2,450	3,800	7,500	3,000

Total combined fixed charges	1,467	9,708	28,570	32,699	64,653	48,869

Ratio of earnings to fixed charges (2)	—	—	—	—	—	—
Additional earnings necessary for 1:1 ratio	5,193	15,599	81,323	110,990	1,025,378	76,942

(1)	The interest component of rental expense was assumed to be 25% of operating lease expense.

(2)	Earnings were inadequate to cover fixed charges for the year ended December 31, 1998, the nine months ended September 30, 1999, the years ended September 30, 2000, 2001, and 2002, and the nine months ended September 30, 2002 and 2003 by $5,193, $15,599, $81,323, $110,990, $1,025,378, $335,276 and $76,942, respectively.